FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Press release, dated May 20, 2009, of the registrant’s subsidiary Cosan S.A. Indústria e Comércio announcing the sale of the aviation fuel business to Shell Brasil Ltda.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	May 26, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

COSAN S.A. INDÚSTRIA E COMÉRCIO
Corporate Taxpayer's ID (CNPJ/MF): 50.746.577/0001-15
Corporate Registry (NIRE): 35.300.177.045
Publicly-held Company

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3), pursuant to CVM Instruction 358, of January 3, 2002, hereby announces the conclusion of negotiations with Shell Brasil Ltda. for the execution, on this date, of the agreement involving the purchase of 100% of the company that owns the aviation fuel business, a subsidiary of Cosan Combustíveis e Lubrificantes S.A. (formerly known as Esso Brasileira de Petróleo Ltda.)

Present in the country’s 7 leading airports, the sale of aviation fuel was not considered a strategic activity of Cosan S.A. Indústria e Comércio ("Cosan"). The value of the transaction, which should be settled within 30 days, is the amount in Reais equivalent to approximately US$ 75,000,000.00, considering possible working capital adjustments.

The sale of this asset, as well as increasing Cosan’s liquidity, will enable Cosan to maintain its strategy of focusing investments on the main activities in its business model.

São Paulo, May 20, 2009

Marcelo Eduardo Martins
Investor Relations Officer